[DUSA LOGO]                                                      EXHIBIT 99(a)

INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 8:00 A.M. EASTERN

                          DUSA PHARMACEUTICALS REPORTS
               FOURTH QUARTER AND FULL YEAR 2003 FINANCIAL RESULTS

                 AND CORPORATE HIGHLIGHTS; AND SUBSEQUENT EVENTS

WILMINGTON, MA. MARCH 16, 2004 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) announced today its fourth quarter and full year 2003 financial results and corporate highlights. During the fourth quarter, the Company's revenues from product sales increased to $516,000, compared to $162,000 in 2002, based on the previously reported increase in sales of our Levulan(R) Kerastick(R), as well as increased sales of the Company's BLU-U(R) brand light source. Other highlights of the fourth quarter included the launch of DUSA's direct sales force, along with the signing of a number of independent sales representative agreements. We also added a second drug distribution channel, enjoyed strong representation at a number of dermatology educational meetings, and completed our Phase IV long term actinic keratoses (AK) tracking study.

Subsequent to year-end, we reported a very solid response to Levulan Photodynamic Therapy (PDT) at the annual meeting of the American Academy of Dermatology (AAD); the start-up of Kerastick manufacturing at our Wilmington, MA facility; the reacquisition of full Canadian rights to our technology; and the decision to increase the size of the sales force based on significantly increased demand for our therapy. Recently, we also strengthened our financial position with a private placement of 2,250,000 shares of our common stock that raised gross proceeds of $24,750,000. The Company will use the proceeds from the sale of these securities to expand our sales force and for working capital purposes, including research and development activities, and for potential product acquisitions.

We are also pleased to be able to report that the positive sales trends achieved in Q4 have continued in the first quarter of 2004. Interest in our therapy at the South Beach Symposium, held immediately after the AAD meeting, was very strong, and we have since supported a number of continuing medical education
(CME) meetings across the country. The actual number of Kerastick sales to customers during Q1 04 will be reported after the end of the quarter.

In light of the increased demand for our therapy, we have decided to at least double the size of our direct sales force of area managers and representatives, from the current level of 8 to 16, with the potential for additional hires as the year progresses. We have also continued to make excellent progress in obtaining private insurance coverage for our therapy so that patients may be reimbursed for their Levulan PDT treatment of AKs.

We have also continued to make progress on our new indication development programs. These include a proposed Phase II short drug contact photodamaged skin study, a new Phase II short drug contact study for the treatment of moderate to severe acne vulgaris with Levulan and the BLU-U, and a pilot Phase II Barretts esophagus high-grade dysplasia trial designed to test our new proprietary endoscopic light delivery device. In addition, we received approval from Health Canada to amend our medical device license to market the BLU-U for light alone treatment of acne.

Since year-end, there has also been a positive development on the patent front. We had previously received notice that our Netherlands patent was being formally challenged by an anonymous agent, and we had filed a formal response to the opposition. After receiving submissions from both parties, the Netherlands Patent Office issued a notice that our patent was upheld and granted in amended form. Although the opposing party had the right to appeal the decision, we are now pleased to report that the deadline for the appeal has expired. Meanwhile, the Australian patent dispute is scheduled to go to trial during April of this year.

FINANCIAL HIGHLIGHTS:

For the three months ended December 31, 2003, DUSA's net loss was ($3,770,000), or ($0.27) per common share, compared to a loss of ($3,693,000), or ($0.27) per common share for 2002. For the twelve months ended December 31, 2003, the Company incurred a net loss of ($14,827,000), or ($1.06) per common share, as compared to a net income for 2002 of $5,763,000, or $0.42 per common share. The prior year period included the one-time recognition of certain items as a result of the September 2002 termination of our former marketing and development collaboration, including $20,990,000 of research grant and milestone revenue, and charges to cost of product sales and research and development costs totaling $2,638,000 and $639,000, respectively. As a result of the recognition of these items, net income for 2002 was increased by approximately $17,713,000, or $1.28 per common share.

Revenues for the three months ended December 31, 2003 increased to $516,000, compared to $162,000 in 2002, due primarily to higher Kerastick end-user sales. In addition, the Company began selling the BLU-U during the quarter following our receipt of market clearance from the FDA in September 2003 to market the BLU-U as a stand alone device for the treatment of moderate inflammatory acne vulgaris. Revenues for the twelve months ended December 31, 2003 were comprised of $970,000 in product sales, as compared to product sales of $319,000 in 2002. Revenues for 2002 also included research grant and milestone revenues of $22,312,000 and co-development revenue of $2,851,000 that was earned under our former marketing and development collaboration.

Research and development expenses for the three months ended December 31, 2003 decreased to $1,237,000, compared to $2,802,000 in 2002. This decrease is mainly attributable to the re-assignment of resources as of January 1, 2003 to marketing and sales functions that were previously functioning in research and development roles. Research and development costs for the twelve months ended December 31, 2003 decreased to $5,404,000, compared to $12,122,000 in 2002, due primarily to the absence of co-sponsored project costs under our former marketing and development collaboration, and the aforementioned re-assignment of resources to marketing and sales functions. The 2002 period also included the write-off of $639,000 of previously deferred costs as a result of the collaboration termination, and a $500,000 milestone payment under a license agreement signed in December 2002 for proprietary technology related to ALA for systemic dosing in the field of brain cancer.

Marketing and sales costs for the three and twelve months ended December 31, 2003 were $896,000 and $2,494,000, which includes $517,000 and $924,000, respectively, of payroll related costs, including direct and indirect commissions. As of January 1, 2003, we reassigned resources that were previously functioning in research and development roles to our marketing and sales function. In August 2003, DUSA hired an Associate

Vice President of Sales, and in October 2003 we hired, trained, and deployed a regional sales force. In 2002, there were no marketing and sales expenses incurred directly by DUSA as all rights and activities associated with the marketing and sales of our products were the sole responsibility of our former partner. We anticipate that the level of marketing and sales expenses will continue to increase in 2004 as we expand our sales capacity to keep pace with the success of our sales initiatives.

General and administrative expenses for the three months ended December 31, 2003 increased to $1,561,000, compared to $1,487,000 in 2002, due primarily to the legal costs associated with the challenge to our Australian patent and related patent issues. General and administrative expenses for the twelve months ended December 31, 2003 increased to $6,344,000, compared to $5,591,000 in 2002, due mainly to higher legal expenses of $3,253,000, compared to $1,970,000 in 2002. Increased legal expenses were partly offset by lower 2003 staffing related costs of approximately $458,000, due primarily to employee separations during 2002. It is expected that legal costs will stay elevated as long as the patent dispute continues.

As of  December  31,  2003,  total cash,  cash  equivalents,  and United  States government securities, including long-term instruments, were $37,969,000, compared to $52,880,000 at the end of 2002. Long-term debt, including current maturities, as of December 31, 2003 was $1,518,000, compared to $1,788,000 at the end of 2002.

DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                       -------------------------
                                                           2003          2002
                                                       -----------   -----------
       ASSETS

       CURRENT ASSETS

                                                       -----------   -----------
          Cash, and cash equivalents                   $ 4,294,482   $ 6,926,713
          United States government securities           30,284,841    42,498,617
          Accounts receivable                              229,483        36,720
          Inventory                                        712,831     1,188,659
          Other current assets                           1,534,209     1,615,368
                                                       -----------   -----------
             TOTAL CURRENT ASSETS                       37,055,846    52,266,077
          Restricted cash                                  139,213       137,883
          United States government securities            3,250,940     3,316,330
          Property and equipment, net                    4,251,489     5,229,683
                                                       -----------   -----------
       TOTAL ASSETS                                    $44,697,488   $60,949,973
                                                       ===========   ===========

       LIABILITIES AND SHAREHOLDERS' EQUITY

       CURRENT LIABILITIES

          Accounts payable and accrued expenses        $ 2,818,039   $ 3,099,643
                                                       -----------   -----------
          Current maturities of long-term debt             270,000       270,000
                                                       -----------   -----------
          Deferred revenue                                 129,900         5,100
                                                       -----------   -----------
            TOTAL CURRENT LIABILITIES                    3,217,939     3,374,743
          Long-term debt, net of current maturities      1,247,500     1,517,500
                                                       -----------   -----------
       TOTAL LIABILITIES                                 4,465,439     4,892,243
       TOTAL SHAREHOLDERS' EQUITY                       40,232,049    56,057,730
                                                       -----------   -----------
                                                       $44,697,488   $60,949,973
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      ===========   ===========

DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                                    DECEMBER 31,                  DECEMBER 31,
                                           ---------------------------    ----------------------------
                                               2003           2002             2003           2002
                                           -----------    ------------    -------------   ------------
REVENUES
   Product sales and rental income        $    516,309    $    162,008    $    970,109    $   319,378
   Research grant and milestone revenue             --              --              --     22,312,498
   Research revenue earned under                    --              --              --      2,851,362
      collaborative agreements

                                          ------------    ------------    ------------    -----------
TOTAL REVENUES                                 516,309         162,008         970,109     25,483,238
                                          ------------    ------------    ------------    -----------

OPERATING COSTS

   Cost of product sales and royalties       1,016,581         557,329       3,481,248      5,253,424
   Research and development                  1,236,840       2,801,715       5,403,961     12,121,606
   Marketing and sales                         895,801              --       2,494,405             --
   General and administrative                1,561,295       1,486,529       6,343,680      5,591,039
                                          ------------    ------------    ------------    -----------
TOTAL OPERATING COSTS                        4,710,517       4,845,573      17,723,294     22,966,069
                                          ------------    ------------    ------------    -----------
INCOME (LOSS) FROM OPERATIONS               (4,194,208)     (4,683,565)    (16,753,185)     2,517,169
OTHER INCOME, NET                              424,301         990,327       1,926,331      3,245,349
                                          ------------    ------------    ------------    -----------
NET INCOME (LOSS)                         $ (3,769,907)   $ (3,693,238)   $(14,826,854)   $ 5,762,518
                                          ============    ============    ============    ===========
BASIC AND DILUTED NET INCOME (LOSS) PER   $       (.27)   $       (.27)   $      (1.06)   $      0.42
   COMMON SHARE

                                          ============    ============    ============    ===========
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING               13,965,540      13,887,612      13,936,482     13,877,566
                                          ============    ============    ============    ===========

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as Levulan to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risk and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These forward-looking statements relate to the timing of the report of Kerastick sales, the anticipation of increased marketing and sales expenses in 2004, the expectation of elevated legal expenses and the use of proceeds from the recent private placement. These statements are further qualified by certain factors, including, but not limited to, changing market and regulatory conditions, the impact of competitive products and their pricing, the securities regulatory process, the uncertainties of the litigation process, the results of clinical trials and other risks identified in DUSA's SEC filings from time to time including its Form 10-K for the year ended December 31, 2003.

For further information contact: D. GEOFFREY SHULMAN, MD, President & CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com